Asteriko Corp.
616 Corporate Way, Suite 2-6834, Valley Cottage, NY 10989
Phone: (845) 512-5020
E-mail: asteriko.corp@gmail.com
Website: www.asteriko.com

October 23, 2014

Mr. Craig E. Slivka
United States Securities and Exchange Commission
Washington, DC 20549

RE: Asteriko Corp.'s - Registration Statement on Form S-1, Amendment 1, Filing No. 333-197692

Dear Mr. Slivka,

We have realized that several our responses to your letter dated August 25th, 2014 didn't get into the EDGARized version of the Registration Statement. Those changes were accidentally accepted in MS Word prior to sending it to our EDGAR agent. We apologize for confusion it caused and will apply due diligence reviewing the draft version of the Registration Statement in the future.

In regards to your letter dated October 07, 2014 which included comments relating to our Registration Statement, we have prepared the following responses:

GENERAL

1. We note that you marked numerous sections in the redlined version of the amendment although you made no changes in those sections from the initial filing. Please ensure that you mark sections in the redlined version of any subsequent amendment only if you make changes from the previous amendment in those sections.

RESPONSE: We understand and duly noted

2. Refer to comment 1 in our August 25, 2014 letter. As requested previously, state prominently on the prospectus' front cover page that you are not a blank check company and have no plans or intentions to engage in a business combination following this offering.

RESPONSE: Updated the Registration Statement accordingly

SUMMARY FINANCIAL INFORMATION, PAGE 4

3. We note your response to comment 10 in of our August 25, 2014 letter; however, we note that the financial information continues to be titled "unaudited," and your disclosed current liabilities do not agree with your audited financial statements. Please revise your disclosure.
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RESPONSE: We understand and corrected accordingly.

WE ARE AN "EMERGING GROWTH COMPANY"..., PAGE 7

4. Refer to comment 15 in our August 25, 2014 letter. As requested previously, revise the paragraph beginning "AS AN EMERGING GROWTH COMPANY" so that it is Mr. Ilia Tomski Asteriko Corp. October 7, 2014 Page 2 not in large capital letters which suggests that it may be a discrete risk factor rather than part of this risk factor.

RESPONSE: Updated the Registration Statement accordingly

RISKS RELATING TO OUR COMMON STOCK, PAGE 7

5. Refer to comment 16 in our August 25, 2014 letter. As requested previously, revise the first paragraph "There is no minimum offering..." under this subheading because it does not appear to be part of a defined risk factor.

RESPONSE: The Risk Factors section of the Registration Statement has been revised accordingly.

PLAN OF DISTRIBUTION, PAGE 14

6. We note that your president will not be compensated based either directly or indirectly on transactions in these securities; however, please disclose whether you may choose to pay any form of compensation with the proceeds of this offering. Include risk factor disclosure as applicable.

RESPONSE: Updated section Plan of Distribution (b) accordingly

INTEREST OF NAMED EXPERTS AND COUNSEL, PAGE 17

7. Notwithstanding your representation that you replaced $100,000 with $50,000 in response to comment 21 in our August 25, 2014 letter, you did not make the revision. Please revise.

RESPONSE: Corrected and will make sure that change is propagated into EDGARized version of the Registration Statement.

DESCRIPTION OF PRODUCT OR SERVICES, PAGE 19

8. Refer to comment 23 in our August 25, 2014 letter. Disclose the amount of time required to complete each phase or step in developing, enhancing, or expanding your technology for creating dynamic colors on a number of materials, the known or estimated cost for developing, enhancing, or expanding your technology, and the identity of the person or persons responsible for developing, enhancing, or expanding your technology.

RESPONSE: As per our Plan of Operation we have made the following estimates (based on 15 hours per week business engagement):

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DESIGN

1.   Prepare high level solution design for three different types
     suspended ceiling panels                                     $  500  55 Hrs

2.   Purchase design software                                     $1,000   2 Hrs

3.   Prepare detailed design for the 1st type of suspended
     ceiling panel: grid type                                     $  500  55 Hrs

4.   Initiate detailed design for the 2nd type of suspended
     ceiling panels: foam base                                    $  500  55 Hrs

5.   Initiate detailed design for the 3rd type of suspended
     ceiling panels: 3D lattice                                   $  500  50 Hrs

6.   Start design and engineering of color-shifting ceiling
     panels to customer-provided specifications                   $  500  25 Hrs

7.   Finalize material and color selection for the initial set of designs proposed for foam color-shifting ceiling panel
     sample production                                            $  300  25 Hrs

Total Design:                                                     $3,800 265 Hrs

ENHANCEMENTS

1.   Continue detailed design 3rd type of suspended ceiling
     panels: 3D lattice
     a.   Finalize material selection for the initial set of
          panels                                                  $  100   5 Hrs
     b.   Color-shifting interlocking panels, start developing
          patterns and color pallets                              $  400  45 Hrs

2.   Collect and document requirements from customers to start on custom-designed whole ceiling solutions using available grid
     type stock panels                                            $  300  25 Hrs

3.   Continue collecting and documenting customer provided
     information and design preferences in order to generate the initial set of color-shifting ceiling designs for the most common and demanded applications using foam and 3D-latice
     panels                                                       $  300  25 Hrs

4.   Continue design work to customer-provided specifications for
     existing and new clients                                     $  300  50 Hrs

Total Enhancements                                                $1,400 150 Hrs

All the work will be performed by our President Mr. Ilia Tomski. We may choose to hire contractors for some operations if it will be deemed necessary.

COMPETITION AND COMPETITIVE STRATEGY, PAGE 21

9. Please explain the statement that there is a difference in application of your innovative technology.

RESPONSE: Several differences in application arise when comparing our technology to color changing paint technology as well as some colored light arrangements. The main difference in application is simplicity as one can imagine the installation of a ceiling panel or wall panel compared to painting or running electricity. No major surface preparation is required. Another significant difference is flexibility of installation in terms of design and final

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appearance. Taking rectangular grid ceiling panel as example, not only various ornamental combinations could be applied right at the customer site but also customer is left with the ability to adjust and even entirely change the appearance of the ceiling by rotating and relocating individual panels.

DEPENDENCE ON ONE OR A FEW MAJOR CUSTOMERS, PAGE 21

10. Please disclose whether you have ongoing relationships with these three customers or whether these sales were singular events.

RESPONSE: These sales were singular events although we hope that "Glik-Art" will make another purchase since we guaranteed them month 20% discount for 6th months. We are currently working on a new type of panels that may generate more sales from existing and new customers.

MANAGEMENT'S DISCUSSION AND ANALYSIS, PAGE 27

11. Please describe the activities carried out at each of your offices.

RESPONSE: Our Canadian location is housing our manufacturing and experimental facilities.

This office is located at 353 Bathurst Glen Dr., Thornhill, ON L4J 9A3 Canada

Our US office located at 616 Corporate Way, Suite 2-6834 Valley Cottage, NY 10989 primarily used for business correspondence within United States.

Our US agent office located at 2360 Corporate Circle Henderson, Suite 400, Nevada 89074-7722.

RESULTS OF OPERATIONS, PAGE 27

12. We note your response to comment seven in our August 25, 2014 letter. Please disclose the nature of these sales in the prospectus, including the dates on which they occurred and the sourcing of materials and production.

RESPONSE: Updated page 27 Results of Operations section accordingly.

TOTAL COST FOR 12 MONTHS..., PAGE 29

13. Based on your revised disclosures in response to comment 29 in our August 25, 2014 letter, the total cost for 12 months is $26,400, not $25,000. Please revise.

RESPONSE: Revised and corrected accordingly.

NOTE 8 - SUBSEQUENT EVENTS, PAGE F-15

14. Please update the date through which you have evaluated your subsequent events. In this regard we note that your financial statements are being reissued with each amendment of your registration statement and, therefore, your subsequent events should be re-evaluated through the date of each amendment.

RESPONSE: The date through which we have evaluated our subsequent events have been updated

Hope this is satisfactory.

Best regards,


/s/ Ilia Tomski
-----------------------------
ILIA TOMSKI
Director
Asteriko Corp.

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